November 20, 2019

Ren  Lacerte
Chief Executive Officer
Bill.com Holdings, Inc.
1810 Embarcadero Road
Palo Alto, California 94303

       Re: Bill.com Holdings, Inc.
           Registration Statement on Form S-1
           Filed November 15, 2019
           File No. 333-234730

Dear Mr. Lacerte:

       We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1

Item 16. Exhibits and Financial Statement Schedules, page II-3

1. We note that the exclusive forum provision in your form of restated certificate of incorporation filed as Exhibit 3.2 does not clarify its inapplicability to actions arising under the Securities Act or the Exchange Act, as disclosed on pages 44 and 154 of your prospectus. Please ensure that the exclusive forum provision in your governing document states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or the Exchange
       Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Ren  Lacerte
Bill.com Holdings, Inc.
November 20, 2019
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or
Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff
Attorney, at (202)551-3447 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                           Sincerely,
FirstName LastNameRen  Lacerte
                                                           Division of
Corporation Finance
Comapany NameBill.com Holdings, Inc.
                                                           Office of Technology
November 20, 2019 Page 2
cc:       James D. Evans, Esq.
FirstName LastName